Exhibit 99.1

Silicon Motion Announces First Quarter Results for the Period Ended March 31, 2008: Sales & Net Income Set New First Quarter Records

First Quarter 2008

Financial Highlights:

•	Net sales increased 35% year-over-year to US$52.2 million, setting a new first quarter record

•

Gross margin excluding stock-based compensation declined from 1Q07 to 51.2%, mainly because of temporary effects of differences in the timing of sales and cost of sales impacted by strengthening NT$ foreign exchange rates; if NT$ foreign exchange rates and Korean Won foreign exchange rates had stayed stable, gross margin excluding stock-based compensation would have been 52.7%

•	GAAP gross margin declined slightly to 51.0%

•	Operating expenses excluding stock-based compensation, acquisition-related charges, and one-time items as a percentage of net sales increased slightly from 22.5% in 1Q07 to 22.8%

•	Operating margin excluding stock-based compensation, acquisition-related charges, and one-time items decreased from 31.1% in 1Q07 to 28.4%

•

Net income excluding stock-based compensation, acquisition-related charges, foreign exchange gain or loss, and one-time items increased 27% year-over-year to US$15.4 million, a new first quarter record

•

Diluted earnings per ADS excluding stock-based compensation, acquisition-related charges, foreign exchange gain or loss, and one-time items were US$0.44, a 19% increase from US$0.37 in 1Q07, a new first quarter record

•	GAAP diluted earnings per ADS were US$0.25, down 26% from US$0.34 in 1Q07, primarily because of acquisition-related charges and non-operating foreign exchange losses

Business Highlights:

•	Total unit shipments increased 73% year-over-year and 17% sequentially to approximately 113 million units, a record high

•

Storage controller unit shipments increased 68% year-over-year and 21% quarter-over-quarter primarily because of strong sales of controllers for cards, USBs, and SSDs. Card controller unit shipments increased 60% year-over-year and 24% quarter-over-quarter. USB controller unit shipments increased 111% year-over-year and 8% quarter-over-quarter.

•

SSD controller sales reached almost 1 million units as a result of continued focus on low-cost and ultra mobile notebook PCs; new customers include Inventec (ODM for HP’s 2133 Mini-Note PC) and Compal (ODM for Dell’s soon-to-be launched ultra mobile PC)

Taipei, Taiwan, April 30, 2008 – Silicon Motion Technology Corporation (NASDAQ: SIMO; “the Company”) today announced its first quarter 2008 financial results. First quarter net sales increased 35% year-over-year to US$52.2 million. GAAP net income decreased 23% year-over-year to US$8.3 million, or US$0.25 per diluted ADS, compared to US$0.34 per diluted ADS in the first quarter of 2007.

Non-GAAP net income, which excludes stock-based compensation, acquisition-related charges, foreign exchange gain or loss, and one-time items, increased 27% year-over-year to US$15.4 million, or US$0.44 per diluted ADS, compared to US$0.37 per diluted ADS in the first quarter of 2007.

Commenting on the results, Silicon Motion’s President and CEO, Wallace Kou, said:

“The first quarter was a tremendous period that came in well above our expectations. We set new first quarter records for both net sales and non-GAAP EPS, though our gross margin was temporarily distorted by timing differences between sales and cost of sales impacted by strengthening New Taiwan dollar (“NT$”) foreign exchange rates. We expect this issue to reverse if foreign exchange rates remain stabile. If the NT$ and Korean Won (KRW) had both not changed this quarter against the US$, our GAAP gross margin would have been 52.7%.”

“Our sales this quarter of US$52 million were strong due to an increase in mobile storage sales, which topped $41 million. We believe the unseasonably strong results were driven by customers who took advantage of rapidly falling NAND flash prices to manufacture cards. Our sales of controllers for cards bundled with the handsets of global OEMs and Chinese handset makers were also particularly strong. We believe that flash memory cards are increasingly becoming the media of choice for consumers when it comes to disposable data storage, as affordability continues to improve and device OEMs increase their adoption of card solutions for their storage requirements.”

“Our SSD controller business also had another great quarter. We shipped almost one million SSD controllers in the first quarter of 2008, which compares favorably with our full year 2007 sales of over one million units. In addition to the Asustek Eee PC, our SSD controllers are now used in HP’s small but powerful Mini-Note PC and have been designed into Dell’s soon-to-be launched ultra mobile PC that will be manufactured by Compal Electronics. We are delighted with the continued progress of our SSD business and strongly believe that as the dollar per bit for SSD memory continues to fall, SSD volume will accelerate.”

First Quarter 2008 Financial Review (1)

Sales

Net sales in the first quarter totaled US$52.2 million, an increase of 35% from the first quarter of 2007 and a decrease of 8% compared with the fourth quarter of 2007. In the first quarter of 2008, mobile storage products accounted for 79% of net sales, mobile communications 15% of net sales, and multimedia SoCs 6% of net sales.

Net sales of mobile storage products, which include flash memory card controllers, USB flash drive controllers, card reader controllers, SSD controllers, and embedded flash controllers, increased 18% from the first quarter of 2007 to US$41.2 million for the first quarter of 2008 and increased 1% from the fourth quarter of 2007 primarily because of strong sales of controllers for flash memory cards, USB flash drives, and SSDs. Storage controller shipments increased a solid 68% year-over-year and 21% quarter-over-quarter.

Net sales of mobile communication products, which include mobile TV tuners, CDMA RF ICs, and electronic toll collection (ETC) RF ICs, decreased 38% from the fourth quarter of 2007 to US$7.6 million for the first quarter 2008, primarily due to lower but more normalized levels of ETC RF IC sales, as well as moderate seasonality for handsets.

Net sales of multimedia SoC products, which include embedded graphics processors, MP3 SoCs, and PC camera SoCs, declined 14% from the first quarter 2007 and 25% from fourth quarter of 2007 to US$3.0 million for the first quarter 2008, mainly because of MP3 product transitions and slower sales of graphics products.

[1]

Unless otherwise stated, all financial information used in this press release is unaudited, consolidated, prepared in accordance with US GAAP and denominated in New Taiwan dollars. US dollar amounts are translated for convenience only. Such financial information is generated internally and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results for any future period.

Gross and Operating Margins

Gross margin excluding stock-based compensation was 51.2%, which was slightly lower than 52.7% in the fourth quarter 2007 due mainly to the temporary effects of differences in the timing of sales and cost of sales impacted by strengthening NT$ foreign exchange. If NT$ foreign exchange rates had not strengthened and KRW foreign exchange rates had not weakened, gross margin would have been an estimated 52.7%. GAAP gross margin was 51.0% for the first quarter of 2008, also slightly lower than 52.5% in the fourth quarter of 2007.

Operating expense excluding stock-based compensation, acquisition-related charges, and one-time items was US$11.9 million in the first quarter 2008, which was slightly lower than US$12.0 million in the fourth quarter 2007. However, operating expense excluding stock-based compensation, acquisition-related charges, and one-time items as a percentage of net sales increased to 22.8% from 21.0% in the fourth quarter 2007 because of lower first quarter 2008 net sales compared to the fourth quarter 2007. Stock-based compensation was US$2.2 million in the first quarter 2008, which was slightly lower than US$2.3 million in the fourth quarter 2007. Acquisition-related charges in the first quarter 2008 were approximately US$1.6 million, which was slightly lower than US$2.0 million in the fourth quarter 2008. Litigation expenses increased from US$78,000 in the fourth quarter 2007 to US$616,000 in the first quarter 2008.

Operating margin excluding stock-based compensation, acquisition-related charges, and one-time items was 28.4% for the first quarter 2008, which was slightly lower than 31.7% in the fourth quarter 2007. GAAP operating margin was 19.9%, which was lower than 23.9% in the fourth quarter 2007.

Other Income and Expenses

Translation of non-NT$ denominated current assets and current liabilities, as well as certain other balance sheet items resulted in a non-operating net foreign exchange loss of US$2.7 million, which compares to a much smaller net foreign exchange loss of US$0.2 million in the fourth quarter 2007. This was primarily due to the appreciation of the NT$ against the US$ during the period. The net foreign exchange loss and other non-operating expenses were partially offset by interest income, resulting in a net total other expense of US$2.1 million.

Earnings

Net income excluding stock-based compensation, acquisition-related charges, net foreign exchange gain or loss, and one-time items increased 27% year-over-year to US$15.4 million in the first quarter 2008. Diluted earnings per ADS excluding stock-based compensation, acquisition-related charges, net foreign exchange gain or loss, and one-time items were US$0.44, up 19% from US$0.37 in the first quarter 2007.

GAAP net income decreased 23% year-over-year to US$8.3 million in the first quarter 2008. Diluted GAAP earnings per ADS were US$0.25, a decrease of 26% from US$0.34 in first quarter 2007.

Balance Sheet

Cash, cash equivalents, and short-term investments increased from US$110.6 million at the end of the fourth quarter of 2007 to US$112.5 million at the end of the first quarter 2008. At the end of the fourth quarter 2007, there were no short-term borrowings, which relate mainly to the current portion of other long term liabilities. There were US$1.8 million in short-term borrowings at the end of first quarter 2008. Other long term liabilities, which are comprised of loans from the Korean government for R&D financing, decreased from US$1.6 million to US$1.5 million.

Cash Flow

The Company generated approximately US$3.6 million of free cash flow2 in the quarter, which is net of US$18.5 million of capital expenditures that includes US$4.6 million for the purchase of office space in Hsinchu to accommodate the Company’s expanding research and development team, a US$12.0 million earn-out payment to the former shareholders of FCI, and US$1.9 million for other fixed assets and software.

(In US$ millions)	1Q08
Net income excluding stock-based compensation, acquisition-related charges, net foreign exchange gain or loss, and one-time items	15.4
+ Depreciation & amortization[3]	0.4
- Changes in working capital[4]	6.3
- Capital expenditures[5]	(18.5)
= Free cash flow	3.6

[2]	Free cash flow is defined as net income + depreciation and amortization – changes in working capital – capital expenditures.

[3]

Total depreciation & amortization is US$2.0 million; US$1.6 million of amortization of intangibles (acquisition related charges) is already excluded from net income excluding stock-based compensation, acquisition-related charges, net foreign exchange gain or loss, and one-time items

[4]	Changes in working capital are defined as changes in accounts receivable plus changes in inventory plus changes in accounts payable.

[5]

Capital expenditures comprise all investments in tangible and intangible long-term assets, as well as the cost of acquiring companies and equity interests, including the repurchase of the Company’s own equity.

FCI Acquisition Earn-Out:

The Company determined that FCI had substantially met its product margin target and revenue target as defined in the Share Purchase Agreement dated April 18, 2007 and that the former shareholders of FCI are eligible for a US$12 million earn-out payment, which was subsequently paid to former FCI shareholders during the quarter. This payment brings the total FCI acquisition cost, including the US$90 million payment in April 2007, to US$102 million.

Share Repurchase Program:

On March 12, 2008, the Company announced a US$40 million share repurchase program. By the end of the first quarter, the Company had not acquired any of its ADSs as part of this share repurchase program. The Company, while not obligated, intends to complete the share repurchase plan by March 11, 2009.

Business Outlook:

Silicon Motion’s President and CEO, Wallace Kou, added:

“In the first quarter our mobile storage products performed exceptionally well and we believe this product line will continue to sell well during the balance of the year, especially as the affordability of NAND flash storage devices continues to improve. Additionally, we also expect our mobile communications business activity to pick-up in the second quarter as sales of our mobile TV solutions rebound from a seasonally slow first quarter.”

As a result, Management is confident of meeting its previously provided full year 2008 guidance:

•	Revenue of US$225 to US$235 million

•	Non-GAAP earnings per ADS of approximately US$1.95 – 2.05

•	GAAP earnings per ADS of approximately US$1.55 – 1.65

For the second quarter of 2008, management expects:

•

Revenue of approximately US$52 – 54 million, which represents a 9 – 13% increase from a very strong second quarter of 2007 and a 0 – 3% increase over a strong first quarter 2008 that exceeded expectations

•	Non-GAAP and GAAP gross margin to be in the 52– 53% range. Gross margin is expected to recover as the temporary effects of strengthening NT$ foreign exchange rates in the first quarter of 2008 reverse

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00am Eastern Time on April 30.

(Speakers)

Wallace Kou, President & CEO

Riyadh Lai, CFO

PRE-REGISTRATION:

https://www.theconferencingservice.com/prereg/key.process?key=P9KREHCC4

CONFERENCE CALL ACCESS NUMBERS:

USA (Toll Free): 1 888 680 0893

USA (Toll): 1 617 213 4859

Taiwan (Toll Free): 0080 144 4360

Participant Passcode: 6046 4447

REPLAY NUMBERS (for 7 days):

USA (Toll Free):1 888 286 8010

USA (Toll): 1 617 801 6888

Participant Passcode: 5209 3554

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation, acquisition-related charges and one-time iems, including, non-GAAP cost of sales, non-GAAP gross profit, non-GAAP selling, general, and administrative expenses, non-GAAP operating income, non-GAAP net income, and non-GAAP earnings per diluted ADS. These non-GAAP measures are not in accordance with or an alternative for GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because it is consistent with the financial models and estimates published by many analysts who follow the company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each or these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges incurred as a result of the Company’s adoption of SFAS 123R relating to the fair value of stock options and restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact the application of SFAS 123R has on its operating results.

Intangible amortization consists of non-cash charges that can be impacted by the timing and magnitude of our acquisitions. The Company considers its operating results without these charges when evaluating its ongoing performance and forecasting its earnings trends, and therefore excludes such charges when presenting non-GAAP financial measures. The Company believes that the assessment of its operations excluding these costs is relevant to its assessment of internal operations and comparisons to the performance of its competitors.

In-process research and development consists of one-time charges incurred in connection with the acquisition of FCI in the second quarter of 2007 that otherwise would not have been incurred and therefore we have excluded the effects of these charges from our non-GAAP operating income and non-GAAP net income. In-process research and development consists of technology projects which, as of acquisition date, had not yet reached technological feasibility and there are no future alternative uses that exist. We believe it is useful for investors to understand the effect of this expense on our statement of operations. This non-GAAP adjustment is intended to reflect acquisition-related expense incurred that is not directly associated with our continuing operations.

Impairment of long-term investments relates to the other-than-temporary, non-operating write down of the Company’s investments in Spright Co., Ltd. (formerly known as Flash Media Corporation) in 2006 and 2005. As the performance of Spright deteriorated in 2007, the Company determined that these shares have been other-than-temporarily impaired and therefore they were written down in the fourth quarter of 2007. These charges are not factored into the Company’s internal evaluation of net income as it believes they are non-operating charges that do not impact the Company’s core operating performance.

Gain from litigation settlement and expenses from legal proceedings consists of the legal expenses relating to complaints SanDisk filed in the US International Trade Commission and the US District Court for the Western District of Wisconsin.

Foreign exchange gains and losses consists of translation gains and/or losses of non-NT$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-NT$ currencies against the NT$.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per share data, unaudited)

	For the Three Months Ended
	Mar. 31, 2007 (NT$)		Dec. 31, 2007 (NT$)	Mar. 31, 2008 (NT$)	Mar. 31, 2007 (US$)	Dec. 31, 2007 (US$)	Mar. 31 2008 (US$)
Net Sales		1,171,513	1,732,115	1,586,074	38,575	57,034	52,225
Cost of sales		544,496	822,623	776,945	17,929	27,087	25,583

Gross profit		627,017	909,492	809,129	20,646	29,947	26,642
Operating expenses
Research & development		173,945	239,991	226,207	5,728	7,901	7,448
Sales & marketing		61,149	82,365	81,581	2,013	2,712	2,686
General & administrative		66,549	112,324	136,509	2,191	3,699	4,495
In-process research and development		—	7,188	—	—	237	—
Amortization of intangibles assets		—	53,237	48,806	—	1,753	1,607

Operating income		325,374	414,387	316,026	10,714	13,645	10,406
Non-operating income (expense)
Gain on sale of investments		5,346	6,108	9,249	176	201	305
Interest income (net)		20,544	9,333	10,541	677	307	347
Foreign exchange gain (loss)		(1,960)	(5,164)	(81,944)	(65)	(170)	(2,698)
Impairment on long-term investment		—	(14,447)	—	—	(476)	—
Others		(1)	775	(967)	—	26	(32)

Subtotal		23,929	(3,395)	(63,121)	788	(112)	(2,078)

Income before tax		349,303	410,992	252,905	11,502	13,533	8,328
Income tax expense		23,536	24,603	1,939	775	810	64

Net income		325,767	386,389	250,966	10,727	12,723	8,264

Basic earnings per ADS	NT$	10.52	$11.73	$7.58	$0.35	$0.39	$0.25
Diluted earnings per ADS	NT$	10.19	$11.39	$7.48	$0.34	$0.38	$0.25
Margin Analysis:
Gross margin		53.5%	52.5%	51.0%	53.5%	52.5%	51.0%
Operating margin		27.8%	23.9%	19.9%	27.8%	23.9%	19.9%
Net margin		27.8%	22.3%	15.8%	27.8%	22.3%	15.8%
Additional Data:
Weighted avg. ADS equivalents[6]		30,980	32,934	33,093	30,980	32,934	33,093
Diluted ADS equivalents		31,969	33,927	33,546	31,969	33,927	33,546

[6]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per share data, unaudited)

	For the Three Months Ended
	Mar. 31, 2007 (NT$)	Dec. 31, 2007 (NT$)	Mar. 31, 2008 (NT$)	Mar. 31, 2007 (US$)	Dec. 31, 2007 (US$)	Mar. 31 2008 (US$)
GAAP cost of sales	544,496	822,623	776,945	17,929	27,087	25,583
Adjustment for share-based compensation	(1,663)	(3,530)	(3,086)	(55)	(116)	(102)

Non GAAP cost of sales	542,833	819,093	773,859	17,874	26,971	25,481

GAAP operating income	325,374	414,387	316,026	10,714	13,645	10,406
Adjustment for share-based compensation within:
Cost of sales	1,663	3,530	3,086	55	116	102
Research & development	19,289	34,900	35,113	635	1,149	1,156
Sales & marketing	7,381	13,540	12,743	243	446	420
General & administrative	11,098	19,314	16,697	365	636	550
In-process research and development	—	7,188	—	—	237	—
Amortization of intangibles assets	—	53,237	48,806	—	1,753	1,607
Litigation expenses	—	2,368	18,720	—	78	616

Non-GAAP operating income	364,805	548,464	451,191	12,012	18,060	14,857

GAAP Net income	325,767	386,389	250,966	10,727	12,723	8,264
Adjustment for share-based compensation within:
Cost of sales	1,663	3,530	3,086	55	116	102
Research & development	19,289	34,900	35,113	635	1,149	1,156
Sales & marketing	7,381	13,540	12,743	243	446	420
General & administrative	11,098	19,314	16,697	365	636	550
In-process research and development	—	7,188	—	—	237	—
Amortization of intangibles assets	—	53,237	48,806	—	1,753	1,607
Litigation expenses	—	2,368	18,720		78	616
Foreign exchange loss	1,960	5,164	81,944	65	170	2,698
Impairment loss of investment	—	14,447	—	—	476	—

Non-GAAP Net income	367,158	540,077	468,075	12,090	17,784	15,413

Diluted earnings per ADS:
GAAP	$10.19	$11.39	$7.48	$0.34	$0.38	$0.25
Non-GAAP	$11.24	$15.49	$13.51	$0.37	$0.51	$0.44
Shares used in computing diluted net income per share:

	For the Three Months Ended
	Mar. 31, 2007 (NT$)	Dec. 31, 2007 (NT$)	Mar. 31, 2008 (NT$)	Mar. 31, 2007 (US$)	Dec. 31, 2007 (US$)	Mar. 31 2008 (US$)
GAAP	31,969	33,927	33,546	31,969	33,927	33,546
Non-GAAP	32,654	34,865	34,640	32,654	34,865	34,640
Gross margin
GAAP	53.5%	52.5%	51.0%	53.5%	52.5%	51.0%
Non-GAAP	53.7%	52.7%	51.2%	53.7%	52.7%	51.2%
Operating margin
GAAP	27.8%	23.9%	19.9%	27.8%	23.9%	19.9%
Non-GAAP	31.1%	31.7%	28.4%	31.1%	31.7%	28.4%

Note: The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the income statement have been translated from New Taiwan dollars, using an average exchange rate of NT$30.37 to US$1 on Mar. 31, 2008.

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands)

(unaudited)

	Dec. 31, 2007 (NT$)	Mar. 31, 2008 (NT$)	Dec. 31, 2007 (US$)	Mar. 31, 2008 (US$)
Cash and cash equivalents	1,608,272	2,016,690	52,956	66,404
Short-term investments	1,751,113	1,400,071	57,659	46,100
Accounts receivable, net	1,007,384	920,318	33,170	30,304
Inventories	547,400	622,769	18,024	20,506
Refundable deposits - current	127,466	109,653	4,197	3,611
Deferred income tax assets, net	83,526	55,411	2,750	1,825
Prepaid expenses and other current assets	227,044	255,113	7,477	8,399

Total current assets	5,352,205	5,380,025	176,233	177,149
Long-term investments	119,535	119,069	3,936	3,921
Property and equipment (net)	519,189	649,878	17,096	21,399
Goodwill and intangible assets(net)	2,849,437	2,790,774	93,824	91,892
Other assets	279,865	234,282	9,215	7,714

Total assets	$9,120,231	$9,174,028	$300,304	$302,075

Short-term borrowing	—	55,351	—	1,823
Accounts payable	444,440	630,780	14,634	20,770
Income tax payable	227,356	165,009	7,486	5,433
Accrued expenses and other current liabilities	785,717	354,948	25,872	11,687

Total current liabilities	1,457,513	1,206,088	47,992	39,713
Accrued pension cost	—	933	—	30
Long-term liabilities	47,919	46,585	1,578	1,534
Other liabilities	30,692	30,963	1,010	1,020

Total liabilities	1,536,124	1,284,569	50,580	42,297
Shareholders’ equity	7,584,107	7,889,459	249,724	259,778

Total liabilities & shareholders’ equity	$9,120,231	$9,174,028	$300,304	$302,075

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have three major product lines: mobile storage, mobile communications, and multimedia SoC. Our mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, USB flash drives, SSDs, embedded flash applications, and card readers. Our mobile communications business is composed of mobile TV tuners, CDMA RF ICs, and electronic toll collection RF ICs. Our multimedia SoC business is composed of products that support MP3 players, PC cameras, and embedded graphics applications.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s expected fourth quarter 2007 revenue, gross margin and operating margin and full fiscal year 2007 diluted earnings per ADS, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the fourth quarter and the full fiscal year. Forward-looking statements also include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, our belief in the outcome of any claim or lawsuit, including those uncertainties relating to litigation filed against the Company relating to whether its products are covered by patents not owned by the Company; unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; integration of our recently announced acquisitions general economic conditions or conditions in the semiconductor or multimedia consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on July 2, 2007. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Media Contact:
Selina Hsieh	Sara Hsu
Investor Relations	Project Manager
Tel: +886 3 552 6888 x2311	Tel: +886 2 2219 6688 x3509
E-mail: ir@siliconmotion.com	E-mail: sara.hsu@siliconmotion.com.tw
K:\4253849\00004\20196_CHC\20196O21AZ